UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-40884

ARBE ROBOTICS LTD.

(Translation of registrant’s name into English)

HaHashmonaim St. 107

Tel Aviv-Yafo, Israel

Tel: +972-73-7969804, ext. 200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS CURRENT REPORT ON FORM 6-K

On December 7, 2021, Arbe Robotics Ltd. (“Arbe” or the “Company”) held an investor day. The presentation and the text of the speech of Kobi Marenko, Arbe’s chief executive officer, are furnished as Exhibits 99.1 and 99.2 to this Report on Form 6-K. The presentation can be accessed at https://www.youtube.com/watch?v=mD8s878Ek54.

Forward-Looking Statements

The investor day presentation contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such statements include information regarding Arbe’s current beliefs, plans and expectations, including, without limitation, Arbe’s belief that it will continue to be able to execute strongly on its business plan. Words such as “believe,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “forecast,” “goal,” “could,” “would,” “should,” “if,” “may,” “might,” “future,” “target,” “trend,” “seek to,” “will continue,” “predict,” “likely,” “in the event,” “potential” and variations of any such words or similar expressions are indicate forward-looking statements.

Forward-looking statements are made on the basis of management’s current views and assumptions and are not guarantees of future performance. Forward-looking statements are inherently subject to risks and uncertainties that could cause actual results, and actual events that occur, to differ materially from results contemplated by the forward-looking statements. These risks and uncertainties include, but are not limited to: (i) unanticipated delays or difficulties in connection with the evaluation of Arbe’s products in evaluation and test programs; (ii) the success of road pilot programs for Arbe’s products, (iii) Arbe’s ability to develop significant revenue as a result of the test programs involving its radar system; (iv) Arbe’s ability to leverage its existing relationships and secure test programs and orders resulting from the test programs; (v) Arbe’s ability to meet its projected revenue level and its ability to operate profitably; (vi) Arbe’s expectation that it will be engaging with Tier 1 suppliers and OEMs which would be building the radars based on its Chipset solution, eliminating expenses associated with system completion, requirement for undertaking significant capital expenditures associated with developing mass production manufacturing and the expenses of operating any such manufacturing capability; (vii) Arbe’s expectation that radars are crucial to the automotive industry and will be deployed in nearly all new vehicles as a long range, cost-effective sensor with the fewest environmental limitations; (viii) Arbe’s belief that the Arbe Radar Chipset heralds a breakthrough in radar technology that will enable Tier 1 manufacturers and OEMs to replace the current radars with an advanced solution that meets the safety requirements of Euro-NCAP and NHTSA for autonomous vehicles at all levels of autonomous driving; (ix) Arbe’s ability to develop or have access to the latest developments relating to radar and autonomous driving vehicles; (x) Arbe’s ability to have products manufactured for it by third parties that meet Arbe’s and its customers quality standards and delivery requirements; (xi) Arbe’s ability to attract and retain highly skilled personnel and senior management, including research and development, sales and marketing personnel; (xii) Arbe’s ability to obtain funding when required through debt and equity financings; (xiii) the effect of inflation and supply chain problems on Arbe’s business, including Arbe’s ability to obtain semiconductor products when needed and at a reasonable price; (xiv) Arbe’s ability to develop and market products based on its radar technology for uses outside of the automotive industry; (xv) accidents or bad press resulting from accidents involving autonomous driving vehicles, even those using radar products from other companies or based on other technology and the effect of any accidents with vehicles using Arbe’s radar system; (xvi) the failure of the markets for Arbe’s current or new technologies and products to materialize to the extent or at the rate that Arbe expects; (xvii) unexpected delays or difficulties related to the development of Arbe’s technologies and products; (xviii) the effect of laws and changes in laws that have an effect on the market for or the requirement for autonomous vehicles; (xix) the effect of COVID-19 and any new variants or any pandemics or multinational epidemics and actions taken by governments and industry to address the effects of the pandemic and the corresponding macroeconomic uncertainty; (xvii) risks related to the potential impact of new accounting standards on Arbe’s financial position, results of operations or cash flows; (xx) changes or inaccuracies in market projections; (xxi) changes in Arbe’s business strategy; and (xxii) the risk and uncertainties described in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Cautionary Note Regarding Forward-Looking Statements’’ and the additional risks described in Arbe’s prospectus dated November 2, 2021 which which was filed filed by Arbe with the Securities and Exchange Commission on November 4, 2021, as well as the other documents filed by Arbe with the SEC. Arbe undertakes no duty to revise or update publicly any forward-looking statement for any reason, except as otherwise required by law.

Statements in the presentation by persons other than Arbe’s chief executive officer represent the views of individual presenters and do not constitute statements by Arbe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARBE ROBOTICS LTD.

By:	/s/ Kobi Marenko
Name:	Kobi Marenko
Title:	CEO

Date: December 13, 2021

EXHIBIT INDEX

Exhibit No.	Document Description

99.1	Presentation
99.2	Remarks of Kobi Marenko

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